Exhibit 3.2
AMENDMENT OF THE BYLAWS OF
FIDELITY SOUTHERN CORPORATION
November 18, 2010
The Bylaws (the “Bylaws”) of Fidelity Southern Corporation (the “Corporation”), are hereby amended to insert a new Article IX in the Bylaws as follows:
ARTICLE IX
BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS
All of the requirements of Article 11A of the Georgia Business Corporation Code (currently codified in Sections 14-2-1131 through 14-2-1133 thereof), as may be in effect from time to time (the “Business Combination Statute”), shall apply to all “business combinations” (as defined in Section 14-2-1131 of the Georgia Business Corporation Code) involving the Corporation.